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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended: January 3, 1999.
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR


     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information

     Full Name of Registrant: The Eastwind Group, Inc.
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     Former Name if Applicable
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     Address of Principal Executive Office (Street and Number)
     100 Four Falls Corporate Center
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     City, State and Zip Code
     West Conshohocken, PA 19428
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Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense [X]

     (b) The subject annual report, semi-annual report, transaction report on form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [X] and
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     (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable [ ]

Part III - Narrative

     The Eastwind Group, Inc. (the "Company") cannot file its Form 10-KSB within the required time period because it has been unsuccessful in obtaining certain of the records from Centennial Printing Company ("Centennial"), its wholly-owned subsidiary, which ceased operations on March 1, 1999. Centennial, which accounted for approximately 75% of the Company's operations during fiscal year 1998, was closed down on March 1, 1999, when First Union National Bank ("First Union") foreclosed on a loan made by Centennial Printing. Further, Centennial's comptroller, who was most familiar with Centennial's operations, resigned in February 1998. The Company could not gather the information required to complete the Form 10-KSB, regarding Centennial, by the required filing date without unreasonable effort and expense. The Company is making every effort to obtain the information in order to file the Form 10-KSB on or before the fifteenth calendar day following the prescribed due date.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

          William B. Miller                         (215) 673-7700
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              (Name)                         (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             The Eastwind Goup, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      April 5, 1999                     By  /s/ William B. Miller
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                                                    William B. Miller,
                                                    Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.